Exhibit – Filing Fee Table
Table 1: Transaction Value
	Transaction Value	Fee Rate (Per million)	Amount of Filing Fee
Fees to Be Paid	$71,000,000(a)	$110.20	$7,824.20
Fees Previously Paid	$0		$0
Total Transaction Valuation	$71,000,000
Total Fees Due for Filing			$7,824.20
Total fees Previously Paid			$0
Total Fee Offsets			$0
Net Fees Due			$7,824.20

(a)Calculated as the aggregate maximum purchase price for limited liability company interests.